Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

November 7, 2024

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp. Draft Registration Statement on Form S-1 Submitted August 2, 2024 CIK No. 0001994214

Dear Mr. Beukenkamp and Mr. Field:

By your letter dated August 28, 2024 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted to the Staff on August 2, 2024, by our client, Nomadar Corp. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

November 7, 2024 Page 2	dentons.com

Draft Registration Statement on Form S-1 Submitted August 2, 2024

Cover Page

1.	Please revise the prospectus cover page to disclose the nature of your capital structure, including the disparate voting rights between your classes of common stock. Specifically, we note that shares of your Class A common stock offered here are entitled to one vote per share whereas your Class B common stock entitles the holder to twenty (20) votes per share. Further, make clear the consequences of your status as a controlled company, including the approximately 93.72% ownership/voting power of Sport City Cadiz S.L., and the consequences of such ownership/voting power such as the ability to determine the outcome of matters requiring stockholder approval. Additionally, quantify the percentage interest held by Sport City Cadiz S.L. assuming the sale of all shares offered here. Make conforming revisions in the Prospectus Summary and Risk Factors sections.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the Cover Page to disclose the disparate voting rights between the Company’s classes of common stock, and to disclose the consequences of the Company’s status as a controlled company, specifically the ability of Sport City Cadiz S.L. (“Sportech”) to determine the outcome of matters requiring stockholder approval. Additionally, the Company has revised the disclosure to quantify the percentage interest held by Sportech assuming the sale of all shares being registered. Please see the Cover Page of Amendment No. 1 for more information.

2.

Please revise the prospectus cover page and elsewhere throughout your registration statement as appropriate to state whether all or a portion (identifying the portion, if applicable) of shares held by the Registered Stockholders may be freely sold upon effectiveness of the registration statement, as well as the number of shares that may be freely sold in reliance on an exemption from registration such as Rule 144. We note your disclosure in the “Principal and Registered Stockholders” section on page 68 stating that certain Registered Stockholders would be unable to sell their securities pursuant to Rule 144 until you have been subject to ‘34 Act reporting requirements for a period of at least 90 days.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the Cover Page and elsewhere throughout Amendment No. 1 to disclose that the sale of all of the shares of Class A common stock held by Sportech, all of the directors and officers, and certain of their affiliates of the Company (the “Restricted Stockholders”) is subject to the lock-up agreements, as described in Amendment No. 1, and Rule 144 of the Securities Act of 1933, as amended. The Company also respectfully advises the Staff the Shares Eligible for Future Sale section of Amendment No. 1 describes the effect of Rule 144 of the Securities Act on the ability of certain Registered Stockholders to sell their shares upon completion of the direct listing. Please see the Cover Page and page 73 of Amendment No. 1 for more information.

3.	Please revise your disclosure here and in your “Plan of Distribution” section to clarify whether the company will be involved in the price-setting and plan of distribution. We note your statement that “[t]he Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism...”

Response: The Company respectfully advises the Staff that it has revised the disclosure on the Cover Page and in the Plan of Distribution section to make clear that the Company will not be involved in the price-setting. Please see the Cover Page and page 80 of Amendment No. 1 for more information.

November 7, 2024 Page 3	dentons.com

Prospectus Summary, page 1

4.	We note that the company’s business is based upon four proposed business verticals which will all be acquired from a related-party and the company’s controlling shareholder. With respect to each proposed acquisition, please revise to summarize in greater detail the material terms and conditions of each acquisition (i.e., material terms and conditions of any letter of intent) to include what specifically is being acquired, the timing and the associated costs/valuation of the assets. In this regard, we note that the current disclosure insinuates that the company will issue new shares as part of each acquisition. Please discuss the number of shares, their the costs valuation and of each acquisition. Please include enough information so investors and fully understand the acquisition of each business vertical and how such acquisition will affect the company’s capital structure.

Response: The Company respectfully advises the Staff that the Company has entered into definitive agreements with the Company’s controlling shareholder, providing for the exclusive licenses for the High Performance Training Program (the “Nomadar HPT”) and the Mágico González brand (the “MG Rights”). All right and title, subject to certain conditions, to a space the Company refers to as Sportech City, in Cádiz, Spain (“Sportech City”), will be conveyed by virtue of a formal deed immediately following the completion of the direct listing, in consideration for 1,000,000 shares of common stock valued at $5.00 per share, due to the $5 million assessed value of the land. As set forth in Amendment No. 1, no additional shares were issued in connection with the licenses granting the Nomadar HPT or MG Rights. The Company also respectfully advises the Staff that the Company’s operation of soccer academies internally is prospective in nature. The disclosures in Amendment No.1 have been revised accordingly. Please see pages 1, 2, 11, 15, 25, 37, 38, 40, 41, 42, 44, 49, 53, 58, 57, and 67 of Amendment No. 1 for more information.

5.	Please revise this section to disclose that there is substantial doubt as your ability to continue as a going concern as well as revise to quantify the revenues you have generated and the company’s net loss. Disclose your monthly “burn rate” and the month in which you will run out of funds without additional capital. We note that you currently have $14,630 of unrestricted cash and anticipate capital requirements for the Sportech City aspect of your business alone to be an estimated $309.7 million.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary of Amendment No. 1 to state that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date the financial statements included therein are available to be issued. The Company has further revised the disclosures in Amendment No. 1 to disclose the Company’s monthly burn rate, the month in which we will run out of funds without additional capital, and further disclosures regarding anticipated capital requirements. Please see page 7 of Amendment No. 1 for more information.

6.	Revise your Prospectus Summary to provide a discussion of the key aspects of this offering in accordance with Item 503(a) of Regulation S-K and the instruction thereto. In this regard, we note that a discussion addressing the offering including, for example but not limited to, the securities being offered, any disparate voting rights, any controlling shareholders, or common stock outstanding pre- and post-offering is not currently provided. Further consider providing a corporate structure diagram. We note your disclosure in the Business section on page 57.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary of Amendment No. 1 to include a subsection titled “Organizational and Capital Structure.” The Company also respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 1 to address the disparate voting rights between the classes of common stock, and any controlling shareholders of the Company. Because this is a Direct Listing, the common stock outstanding pre-offering and post-offering will remain the same. Please see the Cover Page and page 7 of Amendment No. 1 for more information.

November 7, 2024 Page 4	dentons.com

Capital Requirements, page 7

7.	Given the company’s lack of revenues, net loss, and substantial capital requirements, please revise this section to discuss the company’s capital raising plans in greater detail and specifically the company’s near term plans. In this regard, we note that the disclosed debt financing and capital increases are scheduled to begin in 2027 but stadium construction is scheduled to being in 2026. Additionally, with respect to the “Major Shareholder Contributions” of approximately $21.7 million, please revise to discuss the material terms and conditions of these commitments and contributions in greater detail.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary of Amendment No. 1 to discuss the Company’s near term capital raising plans in greater detail, including the material terms and conditions of the monetary commitment from Sportech. Please see page 7 of Amendment No. 1 for more information.

Risks Related to Our Financial Condition and Capital Requirements
We have generated no revenues since inception, and may never be profitable..., page 9

8.	Please revise your disclosure to briefly describe, for example by providing an example, what type of entity or individual would constitute a “strategic alliance partner.” We note that these parties appear to be critical to both the immediate development of your current business plan as well as your future success generating revenues through the potential launch and commercialization of products that would require such alliance partner approval.

Response: The Company respectfully advises the Staff that examples of strategic alliance partners have been added to this disclosure. Please see page 9 of Amendment No. 1 for more information.

Our ability to continue to operate as a going concern..., page 10

9.

Please revise your risk factor here to include discussion of the report of your independent auditor who, in additional to your management, has determined that there is substantial doubt as to your ability to continue as a going concern. Further, please expand your disclosure here to include specific financial measures, for example cash on hand or net losses, to provide context to this risk factor discussion.

Response: The Company respectfully advises the Staff that the Company has revised this risk factor in Amendment No . 1 to include the discussion of the report of the Company’s independent auditor. Please see page 10 of Amendment No. 1 for more information.

We have outstanding indebtedness and expect to incur additional indebtedness in the future., page 10

10.

Please revise to disclose the balance of this related-party loan as of a recent date. In this regard, we note page F-12 discloses a cumulative loan balance of $124,195. Please also discuss this outstanding balance in your going concern discussion in the Prospectus Summary and associated risk factor.

Response: The Company respectfully advises the Staff that the Company has revised this risk factor to disclose the balance of this loan as of the date of Amendment No. 1, and has further revised the disclosures regarding the Company’s going concern discussion in the Prospectus Summary and associated risk factor accordingly. Please see page 10 of Amendment No. 1 for more information.

November 7, 2024 Page 5	dentons.com

Public health issues such as a major epidemic or pandemic..., page 11

11.	Please revise your risk factor to address how a major epidemic or pandemic may impact your planned business specifically. In this regard, we note your reference to “homebuilder traffic” which does not appear connected to your planned business operations as well as your intention to engage in business activities, including live sporting events, commercial spaces and sports schools, where people gather in-person. Further we note that, as discussed in your Business section, Spain and Andalusia are prominent tourist destinations and it appears that this aspect (i.e., tourism, including international tourism) is a key component of your plan to attract customers to the Sportech City, which may be negatively impacted by travel restrictions or other measures in response to a major epidemic or pandemic.

Response: The Company respectfully advises the Staff that the risk factor on page 11 of Amendment No. 1 has been revised to, among other things, further describe the impact of public health issues such as a major epidemic or pandemic on the Company’s proposed businesses. Please see page 11 of Amendment No. 1 for more information.

Risks Related to Sportech City Cadiz
We have entered into a letter of intent with Sportech..., page 11

12.	Please revise your disclosure here and elsewhere throughout your prospectus to discuss in greater detail the material terms of the letter of intent and the status of your negotiations or other factors impeding the entry into a binding agreement with Sportech to transfer the Sportech land. We note that Sportech is a both a related-party and your controlling shareholder as well as your statement that you anticipate entering in definitive agreements in the second half of 2024. Further, please revise your disclosure to discuss the materially adverse affects on your business and results of operations in greater detail. In this regard, we note that the Nomadar Project is central to your planned business. Similarly, provide disclosure, where appropriate, to discuss the material terms of the letter of intents and the status of entering into binding agreements regarding the MG Rights and Sportech HPT aspects of your proposed business that similarly have letter of intents in place regarding the transfer of the respective assets. We note your risk factors on pages 15 and 25 regarding the MG Rights and Sportech HPT, respectively, as well as your statements that entry into these definitive agreements is anticipated to be within the third quarter of 2024.

Response: The Company respectfully advises the Staff that as described herein and throughout Amendment No. 1, the Company has entered into definitive agreements related to the MG Rights and the Nomadar HPT. With respect to Sportech City, the Company respectfully advises the Staff that it has entered into a binding Commitment Agreement with Sportech, obligating Sportech to execute a formal deed, assigning all right and title, in Sportech City to Nomadar immediately following the completion of the direct listing. The Company has revised the disclosures throughout to summarize the material terms of such agreements, and the related risks of such definitive agreements. Please see pages 1, 2, 11, 15, 25, 37, 38, 41, 42, 44, 49, 53, 58, and 67 of Amendment No. 1 for more information.

Risks Related to our Mágico Gonzalez and other Merchandise and Licensing Initiatives
Fluctuations in the cost of raw materials and commodities we use in our products..., page 16

13.	Please revise this risk factor to discuss briefly but with added specificity how the fluctuations in the cost of raw material and commodities is tied to your planned business activities associated with the MG Rights portion of your business.

Response: The Company respectfully advises the Staff that it has revised the risk factor on page 16 of Amendment No. 1 to specify how the fluctuations in the cost of raw material and commodities is tied to the Company’s planned business activities associated with the MG Rights. Please see page 16 of Amendment No. 1 for more information.

November 7, 2024 Page 6	dentons.com

Risks Related to Our Industry
Our international expansion and operations in foreign markets..., page 24

14.

Please revise this risk factor heading and disclosure to make clear that you currently have limited business operations and any planned international expansion and operations in additional markets is speculative at this time.

Response: The Company respectfully advises the Staff that it has revised the risk factor on page 24 of Amendment No. 1 to make clear that the Company currently has a lack of business operations and any planned international expansion and operations in additional markets is speculative at this time. Please see page 24 of Amendment No. 1 for more information.

The direct listing process differs from an initial public offering..., page 26

15.	Please revise your risk factor here and your disclosure elsewhere as appropriate to briefly discuss Regulation M and associated risks in connection with the pricing of the offering through the completion of the distribution of the common stock being offered here. We note your statement on the cover page and “Plan of Distribution” regarding the Advisor exercising any consultation rights only to the extent it can do so consistent with the anti- manipulation provisions of the federal securities laws, including Regulation M.

Response: The Company respectfully advises the Staff that the risk factor on page 26 of the Amendment has been revised to explicitly discuss considerations related to Regulation M. Please see page 26 of Amendment No. 1 for more information.

The holders of our Class B Shares have additional rights and privileges which allow..., page 29

16.	Please revise this discussion to state plainly that Class B stockholders will continue to control the company after the completion of the offering and that Class A stockholders will represent a minority voting interest.

Response: The Company respectfully advises the Staff that it has revised the risk factor on page 29 of Amendment No. 1 to clearly state that the Class B stockholders will continue to control the Company after the completion of the direct listing and that the holders of Class A common stock will hold a minority voting interest. Please see page 29 of Amendment No. 1 for more information.

Capitalization, page 36

17.	Please remove the parentheses from the Stockholder loan amount.

Response: The Company respectfully advises the Staff that it has revised the table on page 36 of Amendment No. 1 to remove the parentheses from the Stockholder loan amount. Please see page 36 of Amendment No. 1 for more information.

Management’s Discussion and Analysis...
Overview
Company Overview and Recent Developments, page 37

18.	Please revise your sentence here to make clear that you have not commenced any business operations or generated any revenues to date. We note your statement on page 38 under “Results of Operations and Known Trends or Future Events.” Please also revise the Company Overview section in the Prospectus Summary section on page 1 accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary, Company Overview, and Management’s Discussion and Analysis of Amendment No. 1 to state that the Company has no operations to date and has not generated any revenues to date and the Company’s only organizational activities have been those necessary to prepare for the direct listing. The Company has also revised the disclosure to make clear that it does not expect it will not generate any operating revenues until after completion of the proposed direct listing. Please see page 1, 37, and 41 of Amendment No. 1 for more information.

November 7, 2024 Page 7	dentons.com

Business
Company Overview, page 40

19.

Please revise your disclosure here and elsewhere throughout your prospectus as appropriate to discuss the nature of the relationship Nomadar will have with Sportech in the event the business plan advances and definitive agreements facilitating the Nomadar Project, MG Rights, and Sportech HPT are entered into. We note that Sportech will remain a controlling stockholder of Nomadar as well as planned “major shareholder contributions” to help meet capital requirements. Briefly expand your disclosure to discuss in greater detail any planned business or other functional support or planned operational resource sharing. In this regard, discuss the current line of credit and any outstanding balances.

Response: The Company respectfully advises the Staff that definitive agreements were entered into regarding the Nomadar HPT and the MG Rights in August 2024. With respect to Sportech City, the Company respectfully advises the Staff that it has entered into a binding Commitment Agreement with Sportech, obligating Sportech to execute a formal deed, assigning all right and title, in Sportech City to Nomadar immediately following the completion of the direct listing. The Company further respectfully advises the Staff that the disclosures regarding the planned business and support of the Company by Sportech have been expanded upon. Please see pages 1, 2, 11, 15, 25, 37, 38, 41, 42, 44, 49, 53, 58, and 67 of Amendment No. 1 for more information.

20.	Revise your disclosure to provide a timeline to develop your four proposed business verticals. Incorporate anticipated capital requirement financing, entry into definitive agreements, and proposed beginning and ending dates. In this regard, by way of example, you state on page 40 that construction is scheduled to begin on Sportech City in 2026 and be completed by or around 2030.

Response: The Company respectfully advises the Staff that a timeline for each proposed business vertical has been provided. Please see pages 40, 41, and 42 of Amendment No. 1 for more information.

High Performance Training Program, page 49

21.

Please revise your disclosure here and elsewhere as appropriate throughout your prospectus to expand your discussion regarding the “growing network with youth soccer academies and professional clubs across the USA, Latin America, and Europe.” Specifically, elaborate on what constitutes this “network,” including any written agreements or other formal relationships associated with these parties. Additionally, please disclose how many youth soccer academies and professional clubs are a part of the network. We note your disclosure immediate below regarding Cadiz CF and Malaga CF. Further, please revise to discuss with greater specificity what operations, customers or other business assets constitute “all right and title” to Sportech HPT that Sportech intends to transfer to Nomadar should the parties enter into a definitive agreement. Lastly, discuss in greater detail the relationship with your “partner organizations.” In this regard, it appears that your “in person” instruction is provided through partner organizations versus the company. Please discuss the material terms and conditions of these partnership arrangements.

Response: The Company respectfully advises the Staff that the disclosures regarding the Nomadar HPT has been revised throughout Amendment No. 1 to clarify this business vertical. The Company further notes that the Company entered into a definitive agreement with and Cadiz CF S.A.D (“Cadiz”) for the exclusive license to the use of the Nomadar HPT. Please see pages 1, 37, and 49 of Amendment No. 1 for more information.

November 7, 2024 Page 8	dentons.com

Enrollment and Track Record, page 52

22.	We note your disclosure that 700 athletes have enrolled in the program. Please revise to clarify the exact number of athletes who are currently enrolled in person and online. Additionally, please revise to clarify how the company generates revenues from an athletes enrollment in the program.

Response: The Company respectfully advises the Staff that the Company has clarified the approximate number of athletes which have previously enrolled in the program. The Company has further clarified how revenues are generated from athletes enrolled in the program and that the athletes that previously utilized the program did so the Cadiz. Please see pages 1, 37, 41, 49, and 52 of Amendment No. 1 for more information.

Organizational Structure, page 57

23.	Please revise your organizational structure diagram to provide a pre- and post-offering diagram that includes the ownership and voting power of the respective parties, including public stockholders post-offering. Detail the ownership of both your Class A and Class B shares. Further, please revise to reflect the naming conventions used throughout this registration statement for the respective entities (e.g., Sport City Cadiz S.L. is also defined as and referred to as “Sportech”).

Response: The Company respectfully advises the Staff that it has revised the organizational structure diagram in Amendment No. 1 to reflect the naming conventions used throughout and to separate ownership of Class A common stock and voting power. Additionally, the Company has included disclosure describing the ownership of the Class B common stock and the relative voting power directly below the organizational structure diagram. The Company has included language to address Sportech’s voting power if all of the shares of Class A common stock being registered are sold; however, because this is a direct listing, the ownership and voting power will not automatically change upon the listing. Please see pages 7 and 57 of Amendment No. 1 for more information.

Human Capital Resources, page 58
24.	We note your statement here that as of December 31, 2023, you have three full-time employees. However, we note that your Management section beginning on page 59 provides the biographies for three named executive officers as well as an additional three individuals named as other officers. Please reconcile.

Response: The Company respectfully advises the Staff that as of December 31, 2023, the Company has three full-time employees. The three additional individuals named in the Management section assumed their respective roles in April 2024.

Our Facilities, page 58

25.	We note that your principal executive offices are in Texas as well as the fact that as of December 31, 2023 you have three full-time employees. Please revise your disclosure were appropriate, including your Risk Factors section, to discuss how you intend to execute your business plan and the associated risks and challenges given the planned development of Nomadar Project in Spain, for example, as well as the labor- and capital-intensive nature of your planned business operations given the location of your executive offices and limited human capital resources.

Response: The Company respectfully advises the Staff that the Company has revised the disclosures here, in the risk factors section, and elsewhere, to discuss how the Company intends to execute the business plan, and associated risks and challenges, in Spain and the United States. Please see page 18 and 58 of Amendment No. 1 for more information.

November 7, 2024 Page 9	dentons.com

Certain Relationships and Related Person Transactions
Transactions with Sportech and Cadiz CF, page 67

26.	Please revise this section to provide the dollar amount outstanding on the Sportech Loan. Additionally, please revise to disclose the material terms and conditions of each letter of intent.

Response: The Company respectfully advises the Staff that it has revised the Certain Relationships and Related Person Transactions section in Amendment No. 1 to include the dollar amount drawn on the Sportech Loan. Please see page 67 of Amendment No. 1 for more information.

Index to Financial Statements, page F-1

27.	Please tell us your consideration of providing separate financial statements pursuant to Rules 3-05 and 8-04 of Regulation S-X and related pro forma financial statements pursuant to Rule 8-05 and Article 11 of Regulation S-X for Sportech City, Sportech HPT and Academies, and the Mágico González brand.

Response: As set forth in Amendment No. 1, in lieu of acquisition agreements, the Company has entered into license agreements with Cadiz, providing for the license to Nomadar by Cadiz of the MG Rights (the “MG Rights Agreement”), and the Nomadar HPT (the “HPT Agreement” and together with the MG Rights Agreement, the “License Agreements”). Pursuant to the License Agreements, Nomadar has received 20 year licenses for each of the MG Rights and the Nomadar HPT, subject to certain conditions set forth in the License Agreements. Cadiz will in turn receive 15% of the Net Proceeds (as defined in the License Agreements) received by Nomadar from the MG Rights, and Nomadar’s use of the Nomadar HPT. Management is currently assessing whether either such license would require the provision of separate financial statements, pursuant to Rules 3-05 and 8-04 of Regulation S-X and related pro forma financial statements pursuant to Rule 8-05 and Article 11 of Regulation S-X (collectively, the “Relevant Rules”). As further set forth in Amendment No. 1, the Company respectfully advises the Staff that it has entered into a binding Commitment Agreement with Sportech, obligating Sportech to execute a formal deed, assigning all right and title, in Sportech City to Nomadar immediately following the completion of the direct listing, in consideration for shares of common stock of the Company. Management is currently assessing whether such an assignment of land rights would require the provision of separate financial statements and/or pro forma financial statements pursuant to the Relevant Rules. In each instance, the Company will address such considerations upon further amendment, if necessary.

November 7, 2024 Page 10	dentons.com

Notes to Financial Statements

Note 1. Description of Organization, Business Operations and Going Concern, page F-7

28.	Please disclose how you will account for the various transfers of ownership that will take place prior to effectiveness of the offering.

Response: The Company respectfully advises the Staff that, as set forth in Amendment No. 1, no change of ownership has or will occur related to the MG Rights, or related to the Nomadar HPT, and further that the Company is assessing the accounting treatment for the ownership transfer of the land pursuant to the Sportech City Agreement.

Note 4. Stockholders’ Deficit, page F-10

29.	Please disclose the Class A and B Common Stock participation rights. Refer to ASC 505-10-50-3.

Response: The Company respectfully advises the Staff that these disclosures have been revised to clarify that no capital stock of the Company has any participation rights.

30.	Reference is made to disclosure under the heading “Stock Based Compensation.” As of the latest balance sheet date presented, please disclose the total compensation cost related to nonvested awards not yet recognized. Refer to ASC 718-10-50-2i.

Response: The Company respectfully advises the Staff that the agreements to issue each of Mr. Martin and Mr. Contreras shares of Class A common stock, contingent on the direct listing, have been cancelled by mutual agreement between the parties.

General

31.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully advises the Staff that it has not engaged in any such communications at this time as the Company has not engaged in any testing the waters communications.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel

JB